EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
The U.S. Mine Safety and Health Administration (“MSHA”) assessed civil penalties totaling $3,009 for citations related to work performed by our subsidiary MOR-PPM, Inc. (“PPM”) at the Smart Sand, Inc. mine in Monroe County, Wisconsin. PPM has no other disclosures to report under Section 1503 related to work performed at this mine for the period covered by this report.